Exhibit 99.1

Farmmi Receives NASDAQ Minimum Bid Price Requirement Extension

LISHUI, China, December 2, 2021 – Farmmi, Inc. (“Farmmi” or the “Company”) (NASDAQ: FAMI), an agriculture products supplier in China, today announced that on December 1, 2021, it received notification from The Nasdaq Stock Market LLC ("NASDAQ") confirming the Company has been granted an additional 180 calendar day period for compliance under its minimum bid price requirement through May 30, 2022. To regain compliance with NASDAQ’s minimum bid price requirement, the closing bid price of the Company's ordinary shares needs to be at least $1.00 per share or greater for at least ten consecutive business days by May 30, 2022.

About Farmmi, Inc.

Farmmi Inc. (NASDAQ: FAMI) was Established in 1998, formerly known as Zhejiang Forasen Food Co., Ltd., which is an agricultural e-commerce technology enterprise. Headquartered in Lishui, Zhejiang, is an agricultural products supplier, processor and retailer of Shiitake mushrooms, Mu Er mushrooms, other edible fungi and other agricultural products. For further information about the Company, please visit: http://ir.farmmi.com.cn/.

Forward-Looking Statements

This press release contains forwarding-looking statement within information about Farmmi Inc.’s views on its future expectations, plans and prospects. We remind you not to rely too much on these forward-looking statements. Due to various of factors, actual results may differ materially from the anticipated results, including but not limited to its ability to raise additional funds, maintain and develop business, variability of business performance, ability to maintain and enhance its brand, development and launch of new products and services, successful integration of acquired companies, technologies and assets into its product and service portfolio, marketing and other business development initiatives, industry competition, general government regulation, economic conditions, the impact of the novel coronavirus pneumonia, dependence on key personnel, attracting, hiring and retaining personnel with the skills and experience required to meet customer requirements, and the ability to protect their intellectual property rights. Farmmi Inc. encourages you to review other factors that may affect its future results in its registration statement and other documents submitted to the U.S. Securities and Exchange Commission. The forward-looking statements in this press release are based on current expectations, our company does not undertake the obligation to update these forward-looking statements.

For more information, please contact Investor Relations:

Global IR Partners

David Pasquale

New York Office Phone: +1-914-337-8801

FAMI@Globalirpartners.com